                                   EXHIBIT 99-I
                                  -------------

     In February 1996, the Registrant acquired its interest in Wuxi CSI and soon thereafter sold all its operating assets and liabilities to Regal (New) International, Inc. ("New Regal"), a company formed by such purpose by Harle-quin Investment Holdings Limited. After these transactions the business of the Registrant changed, since the business as previously conducted was dis-posed of and the liabilities of the Registrant were assumed by New Regal.
The following information is presented to reflect the historical business and operations of the Registrant for the year ended December 31, 1995. Since all of the assets and liabilities relating to the business of the Registrant dur-ing the fiscal year ended December 31, 1995 have been sold and assumed re-spectively, the following information should be considered for historical purposes only and does not in any way reflect the current business and opera-tions of the Registrant.

ITEM 1 - DESCRIPTION OF THE BUSINESS PRIOR TO FEBRUARY 19, 1996

GENERAL
-------
     The following discussion is intended to describe the business of the Registrant during the twelve (12) month period ending December 31, 1995 and the period from December 31, 1995 to February 19, 1996.

RECENT FINANCIAL PERFORMANCE AND SIGNIFICANT EVENTS
---------------------------------------------------
     During the Second Quarter of 1995, the Registrant sold equipment per-taining to a certain product line. The sale resulted in a gain of $300,000.

     On December 18, 1995 a conditional Joint Venture Agreement between Mardec Berhad, a company incorporated in Malaysia, and the Registrant was consummated. Subject to various conditions and approvals, specific machinery and equipment and technical knowledge of the Registrant, will be transferred to Malaysia. The Joint Venture is to manufacture products for the interna-tional oil and gas industry. The Registrant's 49% equity interest was con-tributed in the form of an agreed upon value for the transfer of machinery and equipment and technology. This joint venture interest was transferred to New Regal as part of the February 19, 1996 sale of assets.

     The 1995 net income of $28,000 is an increase of $560,000 from 1994 net loss of $532,000. This favorable outcome was primarily the result of a $500,000 decrease in revenue and a gain on the sale of assets of $345,000. Revenues in 1995 were $7,591,000 as compared to $7,091,000 in 1994.

     In 1992 the Registrant entered into a financing agreement which provided for advances on selected accounts receivable. The balance outstanding at De-cember 31, 1995 was $175,000 as compared to $283,000 at December 31, 1994. In December, 1995 the Registrant entered into a new financing arrangement, funded in January, 1996, to replace the existing facility. The new Agreement provides for financing on both accounts receivable and inventory. This fi-nancing arrangement was assumed by New Regal.

PRODUCTS AND MARKETS
--------------------
     The Registrant's primary business was the manufacturing and sale of oil-field and marine rubber products. The Registrant also provided safety serv-ices for oilfield drilling, production and workover activities.

     The oilfield rubber products primarily consisted of drill pipe protec-tors, swab cups, and replacement elements for blow-out preventers ("BOP") for use in onshore and offshore drilling and production activities. The marine rubber products group mainly includes shock absorbers and contact surfaces for use in bumper systems on offshore oil and gas platforms.

     Total operating revenues were as follows:


                                      Operating Revenues        As a % of Continuing
                                         In Thousands             Operating Revenues

                                       1995         1994         1995         1994
                                       ----         ----         ----         ----

Oilfield, Marine and
Custom Molded Products

     Oilfield Products                $5,793       $5,129         76.3%         72.3%
     Marine Products                     967          937         12.7          13.3
    	Custom Molded Products              341          307          4.5           4.3
                                     -------      -------        ------        -------
                       Total           7,101        6,373         93.5          89.0

Energy Services

     Safety Services                     490          718          6.5          10.1

Total Operating Revenues              $7,591       $7,091        100.0%        100.0%
                                     =======     ========        ======        =====


Oilfield Rubber Products:
-------------------------
     The Registrant produced and sold several lines of products for the oil and gas industry that historically have been its major source of revenue. This product group served two primary markets: (1) exploration and develop-ment drilling and (2) well completion, production and servicing. Both markets include onshore and offshore activities.

     The following is a summary description of the Registrant's major oil-field rubber products:

     DRILL PIPE PROTECTORS - Expendable collars attached to the drill pipe string during drilling to protect the drill pipe and casing string against severe wear as the drill pipe rotates within the casing. Drill pipe protec-tors are particularly desirable for wells requiring more than twenty days of drilling through casing, directionally drilled wells (such as those drilled from offshore platforms) and wells with directional problems.

     BLOWOUT PREVENTER REPLACEMENT ELEMENTS - A BOP is a heavy metal valve system that permits a well to be shut-off in an emergency during drilling or servicing of the well. The rubber elements of a BOP play a critical part in its performance. As a result of frequent testing and closing during normal drilling or well servicing operations, BOP rubber parts are subject to dete-rioration and require frequent replacement.

     SWAB CUPS - Swab cups are used to remove fluids from wells, to test pro-duction rates or to cause a well to flow naturally. Generally, swabbing is accomplished by attaching the swab cup to a metal connector which is then lowered on a cable into the well by a servicing rig. As the cable is with-drawn, the swab cup lifts the fluids and other substances to the surface. Swabbing a new well removes completion fluids left in the hole while old wells treated with remedial fluids are swabbed to clean out the wells. The life of a swab cup is relatively unpredictable depending largely upon down-hole conditions in the well. Ordinarily, swab cups must be replaced after a few swabbing runs.

     The Registrant produced a broad line of swab cups to fit various tubing and casing sizes and for a variety of downhole conditions including sandy fluids and high water content.

     OTHER OILFIELD PRODUCTS - The Registrant also manufactured and sold: (1) rod and tubing stripper rubbers used to control well pressures while circu-lating during well servicing; (2) oil saver rubbers, which are replacement items used on wireline strippers to clean fluids from the wirelines being re-moved from the well during servicing; (3) pipe wipers, which are circular elements used to remove drilling mud, oil and other fluids from tubing and drill pipe as they are removed from the well; (4) rod and tubing guides, which enhance pump efficiency and reduce sucker rod and tubing wear in pro-ducing wells; (5) control line protectors, to protect cables that go "downhole" into the well; and (6) pulsation dampener bladders, that are used in equipment designed to minimize the effects of pressure changes.

Marine Rubber Products:
----------------------
     The Registrant manufactured and sold barge bumpers and shock-mounted boat landings used to protect offshore platforms from the combined effects of wave forces and service vessel impacts. These products, more particularly de-scribed below, are available as complete systems, as individual shock absorb-ing components for new platforms or as retrofit systems for existing plat-forms.

     REGAL DEFENDER SYSTEM - The Regal DEFENDER is a patented bumper system consisting primarily of two shock cells with eccentric bumper rings attached to a steel contact surface. When installed on an offshore drilling or produc-tion platform, this system provides omnidirectional shock absorption that protects the platform and service vessels. The Registrant's DEFENDER System provides substantially greater protection than rubber bumpers or similar de-vices frequently used on offshore platforms. Available as a standard product in a number of different design configurations, the DEFENDER System can be individually adjusted to suit each specific platform application. Individual DEFENDER System components are also sold for use on offshore platforms. DE-FENDER is a registered trademark of the Registrant.

Energy Services:
---------------
     Bell Energy Services provides H2S Safety Services. H2S Safety Services are primarily utilized during drilling and workover operations of oil and gas wells in known "sour gas" locations or zones. Equipment is made available for the detection of and protection from the adverse consequences of these harm-ful gases.

MANUFACTURING AND QUALITY CONTROL
---------------------------------
     A central element of the Registrant's competitive strategy in oilfield and marine rubber products was a highly integrated manufacturing operation which enables the Registrant to maintain quality standards over each step of its production process. The process begins with the blending of unvulcanized natural or synthetic rubbers, reinforcing agents and curing agents. The Reg-istrant blends the rubber compounds used in each product and over the years has developed substantial experience in creating compounds with specific per-formance characteristics. After blending, the rubber is extruded and sized for the specific product. The extruded rubber and any necessary metal parts are then placed in a mold and a press, subjecting the rubber to heat and pressure that vulcanizes and bonds it to the metal. Metal components used in marine products are generally fabricated by the Registrant.

     The Registrant exercises quality control over each step of the produc-tion process. A sample of each batch of rubber compounds is tested to assure acceptability. Each product under when numerous quality control checks during extrusion and molding. Finished products were subjected to further testing. Some products are sampled and undergo simple functional tests, while others are individually tested for performance. The Registrant achieved Interna-tional Standards Organization (ISO) 9001 certification through Lloyd's Regis-ter Quality Assurance, Ltd. on March 1, 1995. The Quality Management System is applicable to the design, development, manufacture and distribution of rubber products and ancillary metal products for oilfield, offshore, marine and customized applications.

RAW MATERIALS
-------------
     Significant raw materials used by the Registrant are natural and syn-thetic rubber and metal stock. Natural rubber used by the Registrant, pro-duced primarily in Malaysia, is purchased through import brokers and is read-ily available. Synthetic rubber, metal inserts, and metal stock are available from a number of suppliers in the United States.

PATENTS
-------
     Many of the Registrant's oilfield and marine rubber products are pro-prietary products, several of which are covered by patents. In the opinion of management, no single patent was essential to the Registrant's operations and the loss or invalidity of a single patent would not have a material adverse effect on the business or financial condition of the Registrant.

SALES AND DISTRIBUTION
----------------------
     The Registrant marketed its products and services, both domestically and internationally, through a network of sales representatives and agents. In addition to its sales headquarters located in Corsicana, Texas, the Regis-trant maintained a sales office in Houston, Texas and was represented world-wide in all major oil and gas producing areas. Export sales totaled $2.1 mil-lion in 1995, and $1.5 million in 1994.

EMPLOYEES
---------
     At February 19, 1996, the Registrant employed 87 persons. The Registrant was a party to a three-year contract executed on May 21, 1993 with the Regis-trant's 50 plant workers who are represented by the United Rubber, Cork, Li-noleum and Plastic Workers of America. The Registrant had not experienced a strike in the last 1S years and believes that management has good relations with all of the Registrant's employees and the Union. Most of the employees have joined New Regal.

BACKLOG
-------
     Backlog at December 31, 1995 totaled $131,000, consisting of $1,000 for oilfield rubber products, $128,000 for marine products, and $2,000 for con-tract molding products. At December 31, 1994 backlog totaled $155,000 con-sisting of $18,000 for oilfield rubber products, $129,0~ for marine rubber products, and $8,000 for contract molding products. All backlog orders were expected to be completed before December 1996 and all orders were transferred to New Regal.

OPERATING RISKS AND INSURANCE
-----------------------------
     The Registrant's products and oilfield services were used in drilling, workover, and production operations. These operations are subject to inherent risks such as blow-outs and other oilfield hazards, any of which can cause personal injury and loss of life, damage or destroy equipment, suspend pro-duction operations, or cause damage to property of others.

     The Registrant maintained public liability, product liability, property damage, workers' compensation insurance, and occupational accident and li-ability policies.

ITEM 2 - DESCRIPTION OF PROPERTIES PRIOR TO FEBRUARY 19, 1996

     The Registrant's materially important physical properties were located in Corsicana, Midland and Odessa. The Corsicana, Texas facility was a 100,000 square feet manufacturing plant on 70 acres of land and was owned by the Reg-istrant. The Midland, Texas facility was leased from a third party.

     The Registrant's land and equipment in Corsicana were pledged to secure various Registrant obligations . All land and equipment of the Registrant were transferred to New Regal.

ITEM 3 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATIONS PRIOR TO FEBRUARY 19, 1996.

(1)  Liquidity

     The Registrant's working capital at December 31, 1995 was $2,080,000, a decrease of $38,000 from the December 31, 1994 balance of $2,118,000. This decrease was due to several factors. An increase in the current maturities of long-term debt of $324,000 results from the proper classification of notes in accordance with the note repayment schedules. A decrease in cash balances of $189,000 was the result of timing differences in cash payments in December, 1994. A large increase in Fourth Quarter 1995 sales as compared to 1994 were primarily responsible for the increases of $676,000 in accounts receivable, $244,000 in accounts payable and $170,000 in other accrued expenses.

     The Registrant continued to utilize the financing obtained in September 1992 to compensate for shortages in working capital during 1994. The net amounts due on such loans were $175,000 and $283,000 at December 31, 1995 and 1994, respectively.

(2)  Capital Resources

     The Registrant had commitments for purchases of property, plant and equipment of approximately $35,000 at December 31, 1995. Additional purchases of equipment may be required as new markets and products are developed. The Registrant's working capital comes from operations, the sale of excess or un-profitable plants and equipment, and from financing.

(3)  Results of Operations

     Revenues from continuing operations for 1995 were $7,591,000, an in-crease of 7% from 1994 revenues of $7,091,000. This was primarily the result of an increase in international oilfield rubber product sales.

     Cost of Sales as a percentage of revenue was 2% lower in 1995 as com-pared to 1994. An increase in sales volume while the fixed overhead costs such as depreciation, rent and taxes, remain substantially unchanged, causes cost of sales as a percentage of sales to decrease.

     Selling and Marketing expense of $1,402,000 increased by $162,000 from 1994 expense of $1,240,000. The increase was primarily due to increased dis-tribution costs related to the higher sales volume.

     General and Administrative expenses decreased by $113,000 from $1,369,000 in 1994. The increase was primarily attributable to a decline in the amount of legal and professional fees, and engineering expenses.

     Interest expense decreased due to more efficient utilization of third party financing.

     Other income in 1994 was higher due to the gain on the sale of assets of $345,000 in 1995.

     The specific source of profits and losses for 1995 and 1994 are shown below:

                                                     1995             1994
                                                     ----             ----
             Corsciana manufacturing operation    $ 83,000        $(106,000)
             Energy Services                       (72,000)         (38,000)
             Gain on the sale of assets	           345,000            8,000
             Interest                             (328,000)        (396,000)
                                                  ---------       ----------
                                                   $28,000        $(532,000)
                                                  =========       ==========

ITEM 4 - FINANCIAL STATEMENTS OF REGAL INTERNATIONAL, INC.
                                                                        Page
                                                                       ------
Report of Independent Accountants                                         8

Consolidated Balance Sheets as of December 31, 1995 and 1994              9

Consolidated Statements of Operations for the years ended De-
cember 31, 1995 and 1994                                                 10

Consolidated Statements of Stockholders' Equity for the years
 ended December 31, 1995 and 1994                                        11

Consolidated Statements of Cash Flows for the years ended De-
cember 31, 1995 and 199                                               12-13

Notes to Consolidated Financial Statements                            14-24

                                                                 PANNELL
                                                                 KERR
                                                                 FORSTER
                                                                 of
                                                                 TEXAS, P.C.
                                                Certified Public Accountants





                          REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Regal International, Inc.
Corsicana, Texas

We have audited the consolidated balance sheets of Regal International, Inc. and subsidiaries ("the Company") as of December 31, 1996 and 1994, and the related consolidated Statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsi-bility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, an a test basis, evidence supporting the amounts and disclosures In the financial statements. All audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable ba-sis for our opinion.

In our opinion, the consolidated financial statements referred to above pres-ent fairly, in all material respects, the consolidated financial petition of Regal International, Inc. and subsidiaries at December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for the years then ended In conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assum-ing that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has historically in-curred operating losses which raises substantial doubt about its ability to continue as a going concern. There is no assurance that the Company will be able to realize its recorded assets and liquidate its liabilities in the or-dinary course of business. Management's plans are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ pannell Kerr Forster of Texas, P.C.
PANNELL KERR FORSTER OF TEXAS, P,C.

February 9, 1996




5847 San Felipe, Suite 2300 Houston, Texas 77057 - Telephone (713) 700-8007 - Fax (713) 764-3360

                             REGAL INTERNATIONAL, INC.
                            CONSOLIDATED BALANCE SHEETS
                         (In thousands, except share data)

                                                        Year Ended December
                                                       --------------------
                                                         1995        1994
                                                       -------      -------
                    ASSETS

CURRENT ASSETS:

     Cash                                               $     11    $   200
     Restricted Cash                                          19         15
     Accounts Receivable, less
      allowance for doubtful accounts
      of $53 and $74, respectively                         1,583        907
     Inventories                                           2,460      2,426
     Prepaid expenses                                        219         69
                                                        --------    --------
          Total Current Assets                             4,292      3,617


PROPERTY PLANT AND EQUIPMENT, less
  accumulated depreciation of $8,230 and
  $8,448 respectively                                      1,836       2,229

OTHER ASSETS                                                  16          36
                                                        --------    --------
         TOTAL ASSETS                                   $  6,144    $  5,882
                                                        ========     ========

      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

     Current maturities of long-term debt, including
       $577 and $248 due to related parties,
       respectively                                     $    865    $    541
     Accounts payable                                        752         508
     Accrued Interest                                         10          35
     Other accrued expenses                                  585         415
                                                        --------    --------

          Total Current Liabilities                        2,212       1,499

LONG-TERM DEBT, including $819 and $1,036
     due to related parties. Respectively                  1,294       1,773

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS'EQUITY:
     Common stock - $.O1 par value: 150,000,000
     shares authorized;. 81,806,211 shares issued
     and outstanding in 1995 and 81,803,198 in 1994          818         818
     Additional paid-in capital                           20,307      20,307
     Deficit                                             (18,487)    (18,515)
                                                         --------    --------
          Total Stockholders' Equity                       2,638       2,610
                                                         --------    --------
          TOTAL LIABILITIES AND
          STOCKHOLDERS'EQUITY                            $ 6,144     $ 5,882
                                                         =======    =========

The accompanying notes are an Integral part of these financial statements..

                          REGAL INTERNATIONAL, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except share data)



                                                     Year Ended December 31
                                                    -------------------------
                                                       1995            1994
                                                     ---------     ----------
REVENUES                                            $    7,591     $   7,091
COSTS AND EXPENSES:
  Cost of Sales                                          5,022         4,831
  Selling and marketing                                  1,402         1,240
  General and administrative                             1,258         1,369
                                                    ----------     ----------
                                                         7,682         7,440
                                                     ----------    ----------
OPERATING LOSS                                            (91)          (349)
                                                     ----------    ----------
OTHER INCOME (EXPENSES)
  Interest Expense, Including $131 and
    $189 to related parties                               (328)         (396)
  Other Income
    Gain on sale of fixed assets                           345             8
    Gain on settlements of liabilities                      11           116
    Other                                                   91            89
                                                     ----------    ----------
NET INCOME (LOSS)                                    $      28     $    (532)
                                                     ==========    ==========

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING                                      81,806        53,331
                                                     ==========    ==========

NET INCOME (LOSS) PER COMMON SHARE                   $   0.000     $  (0.010)
                                                     ==========    ==========







The accompanying notes are an integral part of these financial statements,

                                                                     -4-

                           REGAL INTERNATIONAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (In thousands, except per share data)



                                      Convertible
                                     Preferred stock
                                      Series A and B           Common Stock          Additional
                              -----------------------    --------------------
                                      Number of             Number of               Pald-in
                                       shares    Amount     shares       Amount     Capital      Deficit       Total
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993            	2,630,134   $  263   53,330,164   $  633    $  19,327    $ (17,983)  $   2,140

Conversion of Series B preferred
  Stock to Common Stock               	(130,134)      (13)     923,952        9            4                        -
Conversion of Series A preferred
  Stock to Common Stock              	(2,500,000)    (250)   7,500,000       75          175
Conversion of $1,002,604 Harlequin
  Debt to Common Stock                                     	20,052,082      201          801                    1,002
Net Loss                                                                                             (532)       (532)
                                      ----------  -------  ----------   ------     ---------     --------   ---------
BALANCE, DECEMBER 31, 1994                -          -     81,806,198      818        20,307    $ (18,515)   $  2,610
                                      ----------  -------  ----------   ------    ----------    ---------  ----------

Conversion of Series B Preferred
  Stock to Common Stock                                           13
Not Income                                                                                             28          28
                                      ---------  --------  ----------   ------    ----------    ---------  -----------
BALANCE,  DECEMBER 31, 1995              -        $   -    81,806,211   $  818    $  20,307     $ (18,487)  $   2,638
                                      =========  ========  ==========   ======    ==========    =========   ==========







The accompanying notes are an integral part of these financial statements.

                           REGAL INTERNATIONAL, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)



                                                      Year Ended December 31,
                                                       ----------------------
                                                         1995           1994
                                                        -----          ------
Cash flows from operating activities:
  Not Income (loss):                                  $    28     $   (532)
     Adjustments to reconcile net Income (loss) to
     net cash provided by (used in) operations:
          Depreciation                                    317          338
          Provision for losses on accounts receivable      24            3
          Gain on sale of assets                         (345)         (44)
          Gain on debt restructured                       (11)          (8)
     Changes In assets and liabilities:
          Decrease (increase) in accounts receivable     (700)          792
          Decrease (increase) in restricted cash           (4)           31
          Decrease in Inventories                          72            67
          Increase In prepaid expenses                     (7)          (21)
          Decrease (increase) in other asset               20           (33)
          Increase (decrease) in accounts payable         244          (215)
          Increase in accrued interest and
            other currant liabilities                     157            90
                                                      --------    ---------
Not cash provided by (used in) operating activities      (205)          468

Cash flows from Investing activities:
         Proceeds from the sale of fixed assets           324             8
         Capital expenditures                            (153)         (173)
                                                       -------    ----------
         Net cash provided by (used in) Investing
           activities                                     171          (165)

Cash flows from financing activities:
        Proceeds from borrowing                           114            26
        Principal payment on debt                        (269)          157
                                                      --------        -------
Not cash used in investing activities                    (155)         (131)
                                                      --------       --------
Net Increase (decrease) in cash                          (189)          172

Cash at beginning of year                                 200            28

Cash at end of year                                   $    11       $   200
                                                     ========       ========




The accompanying notes are an integral part of these financial statements.

                           REGAL INTERNATIONAL, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
               (in thousands, except share and per share data)





Supplemental disclosure of cash flow information (in thousands):


Cash paid for interest during the years ended December 31, 1995 and 1994 was $333 and $352, respectively.

Supplemental schedule of noncash investing and financing activities (in thou-sands, except share data):

Holders of Series B Preferred Stock exchanged 130,134 of such shares into 923,952 shares of Common Stock during December 1994.

Long-term debt to related party of $1,002 was converted to Common Stock of $201 and additional paid-in capital of $801 during 1994.

Holders of 2,500,000 shares of Series A Preferred Stock converted their shares into 7,500,000 shares of Common Stock during 1994.

During 1995, in connection with the Company's restructuring, $99,000 of Notes Payable were retired of which $30,000 was paid in cash by Harle-quin (a wholly-owned subsidiary of a pension fund of which a Director-is Trustee) on behalf of Regal and $69K of old Notes Payable to Harle-quin were converted to new Notes Payable to Harlequin.

                                                                  - 7 -
                            REGAL INTFRNATIONAL9, INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER, 31, 1995


(1) CONTINUING OPERATIONS AND BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of Regal In-ternational, Inc. ("Regal") and its wholly owned subsidiaries (collectively, the "Company") which are Regal Rubber Products, Inc. ("Regal Rubber"), and Bell Petroleum Services, Inc. ("Bell"). All sig-nificant intercompany balances and transactions are eliminated in con-solidation.

The Company is primarily engaged in manufacturing and selling various ex-pendable rubber products and providing oilfield safety services. The Com-pany's products are used to support drilling, completion and workover of oil and gas wells as well as production from completed wells. The Com-pany also produces rubber products for industrial, construction and other uses.

The Company's consolidated financial statements have been prepared using accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of re-corded assets or liabilities that might be necessary should the Company be unable to continue in existence.

Management of the Company is pursuing several alternatives to return the Company to consistent profitability. During 1995 the Company success-fully secured an asset-based lending arrangement to allow for more flexi-ble and less costly working capital financing. In addition, increased sales efforts are being made to further penetrate international markets. The Company's certification by the International Standards Organization (ISO 9001) for its quality program will assist in the marketing of its rubber products internationally. See also Note (13) Subsequent Events, for further discussion regarding the Company's future operations.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents
-------------------
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


Inventories
-------------
Inventories are valued at the lower of cost or market determined on a first-in, first-out basis. The company periodically evaluates its inven-tory to determine if any unsalable or obsolete inventory exists and ad-justs its reserves as necessary. These evaluations are performed, at a minimum. on an annual basis.

                                                                     - 8 -
                 NOTES TO CONSOLIDATED FINANCIAL STATEMJENTS
                                 DECEMBER 31, 1995

Property, Plant and Equipment
---------------------------------

Property, plant and equipment are carried at cost. Depreciation is com-puted using the straight-line method over the estimated useful lives for financial reporting purposes and by accelerated methods for income tax reporting purposes. As assets are retired or otherwise disposed of, the cost and related accumulated depreciation arc removed from the accounts and the resulting gain or loss is reflected in operations. The cost of maintenance and repairs is charged to operations as incurred; significant renewals and betterments are capitalized.

Financial Instruments and Concentrations of Credit Risk
--------------------------------------------------------

Financial instruments that potentially subject the Company to concentra-tions of credit risk consist principally of cash and accounts receivable. The Company maintains its cash with major domestic banks. The terms of these deposits are on demand to minimize risk. The Company also has cer-tificates of deposit totaling $28,000 an $46,000 at December 31, 1995 and 1994, respectively, The Company has $19,000 and $15,000 classified as re-stricted cash and $9,000 and $31,000 classified as other assets in 1995 and 1994, respectively. The Certificates of Deposit mature on various dates through 1998. These certificates of deposit represent collateral for outstanding letters of credit. The Company has not incurred losses related to these cash deposits.

Accounts receivable consist of uncollateralizcd receivables from domestic and international customers in the oil and gas drilling industry, To minimize risk associated with international transactions, all sales are in U.S. currency. The Company routinely assesses the financial strength of its customers. The Company establishes an allowance for doubtful ac-counts based upon factors surrounding the credit risk of specific custom-ers, historical trends and other information.

The carrying value of the Company's financial instruments approximates their fair value at December 31, 1995 and 1994.

Estimates
----------

The preparation of financial statements in conformity with generally ac-cepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those es-timates.

Concentrations
----------------

Approximately 60% of the Company's labor force is covered by a collective bargaining agreement which expires in May 1996.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1995

Income Taxes
----------------

Statement of Financial Accounting Standards No. 109 requires the use of an asset and liability approach for financial accounting and reporting purposes. The statement also requires deferred tax balances to be ad-justed to reflect the tax rates in effect when those amounts are expected to be payable or refundable.

Deferred income taxes are provided for differences in timing of reporting certain expenses for financial statement and tax purposes. Deferred tax liabilities result primarily from the use of accelerated depreciation for tax reporting and straight-line depreciation for financial statement re-porting. Deferred tax assets relate to (i) expenses recorded for finan-cial statement purposes that are not currently deductible for tax pur-poses and (ii) net operating loss carryforwards and tax credits remaining at December 31, 1995. If it is likely that some portion or all of a de-ferred tax asset will not be realized, a valuation allowance is recog-nized (See Note 7).

Net Income(Loss) Per Sbare
--------------------------

The net income or net loss per share calculation is based on the weighted average number of shares of Common Stork and Common Stock equivalents outstanding during the year.


(3) ACCOUNTS RECEIVABLE

On September 23, 1992 the Company entered into a renewable financing agreement with a third party lender. The agreement provides for advances on selected accounts receivable of Regal not to exceed an aggregate out-standing balance of $1,200,000. (Total cumulative advances for the years ended December 31, 1995 and December 31, 1994 were $2,061,000 and $2,176,000, respectively.) Advances are limited to 80% of the selected account balances and are recorded as a reduction of accounts receivable and the related fees are included in interest expense. The fees charged range from 2.25% to 6.25% of the face value of such invoices and is calculated based on the period outstanding, The minimum fee is $2,500 per month. This agreement is collateralized by all Regal and Bell accounts receivable, inventory, machinery and equipment, and intangibles.

On December 21, 1995, the Company entered into a new two-year asset-based lending agreement with another third-party lender. On January 16, 1996 a portion of the proceeds were used to retire the outstanding balance of the above prior receivable financing agreement. The maximum outstanding balance of $1,500,000 is also subject to limits of 80% of eligible ac-counts receivable and 50% of eligible inventory. It is secured by liens on the Company's accounts receivable, inventory, equipment and intangi-bles. The Agreement is subject to certain positive and negative cove-nants.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1995


(4)  INVENTORIES

Inventories consist of:

                                                            December 31,
                                                          ------------------
                                                          1995        1994
                                                        --------    --------
                                                            (in thousands)

Raw materials, net of allowance for
  obsolescence of $24 and $25,
  respectively                                           $  207      $  188
Work in process, not of allowance for
  obsolescence of $24 and $25,
  respectively                                              525         626
Finished goods, not of allowance
  for obsolescence of $306 and
  $423, respectively                                      1,728       1,612
                                                         -------     -------

                                                        $ 2,460     $  2,426
                                                        =======     ========

(5)  PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consist of:

                                       Estimated              December 31,
                                      Useful Life            1995      1994
                                  -----------------       ------------------
                                                             (in thousands)

Land                                                       $  101    $  216
Building and improvements             5-25 years            1,357     1,520
Manufacturing equipment               4-10 years            7,798     8,074
Other property & equipment            3-5 years               810       865
                                                          -------    -------
                                                           10,066    10,675
Less: Accumulated depreciation                             (8,230)   (8,446)
                                                          -------    -------
                                                          $ 1,836   $ 2,229
                                                          =======    =======

During 1995 Regal disposed of certain manufacturing equipment and related materials in exchange for $50,000 cash and a merchandise credit of $250,000 to be used for the purchase of rubber goods from the purchaser of the equip-ment. In connection with this transaction Regal has committed to purchase inventory through October 1998. The Company recognized a gain of $280,000 from this disposition.

                  NOTES TO CONSOLIDATFD FINANCIAL STATEMENTS
                                DECEMBER 31, 1995



(6) LONG-TERM DEBT:

Long-term debt is summarized as follows:

                                                           December 31,
                                                         -----------------
                                                           1995      1994
                                                         -------    -------
                                                            (in thousands)

Secured Promissory Notes (a)                              $ 2,058   $ 2,100
Secured Promissory Notes (b)                                   54       125
Capitalized Leases and Transportation
    Equipment Notes (c)                                        47        89
                                                          -------   --------
                                                            2,159     2,314
   Less current maturities                                   (865)     (541)
                                                          --------  --------
          Total long-term debt                            $ 1,294    $ 1,773
                                                          ========   =======

Annual maturities of long-term debt are $865,000, $548,000. $694,000 and $52,000 for the years ended December 31, 1996, 1997, 1998, and 1999, respec-tively.


(a) The Company restructured a total of $2,081,000 of its debt in 1994. In the restructuring, new notes were issued for the full principal amount of the old notes. Noteholders were given the option of restructuring the note over 48 months or the purchase of the note by the Company's ma-jority shareholder. The restructuring incorporated both secured promis-sory notes and unsecured promissory notes. The new notes called for a principal reduction of 5%, paid in January 1995, interest only for six months and 42 equal monthly installments of the remaining principal and interest until maturity. Notes of approximately $19,000 were paid in full as part of the restructuring. Notes payable to related parties of $1,396,000 and $1,284,000 are included in the December 31, 1995 and 1994 balances outstanding, respectively. Several of the noteholders did not accept the restructuring. See (b) below.


(b) These notes are in default at December 31, 1995. The holders of the notes were given the opportunity to restructure their notes or to accept Harlequin's offer to buy their notes in December 1994 but did not accept ei-ther offer.


(c) These notes are payable in monthly installments through various dates in 1997 and bear interest at varying rates.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMFNTS
                                DECEMBER 31, 1995


(7) INCOME TAXES:

The Company files a consolidated federal income tax return. At December 31, 1995 the Company had available unused operating loss carryforwards and tax credit carryforwards that expire as follows:

                    Net operating    Percentage
   Expiring              Loss         Depletion       Contribution      combined
December  31,       Carryforwards    C&rcygforwards  Carryforwards     Carryforwards
--------------   -----------------  ---------------  -------------   ---------------

1906               $                   $               $    2,000      $      2,000
1997                                      12,000                             12,000
1998                   802,000            11,000                            813,000
1999                 3,671,000             8,000                          3,679,000
2000                 2,609,000	            6,000                          2,615,000
2001                 6,392,000	            4,000                          6,396,000
2003                 4,039,000                                            4,039,000
2004                 2,423,000                                            2,423,000
2005                 2,050,000                                            2,050,000
2006                 3,430,000                                            3,430,000
2007                   562,000                                              562,000
2009                   413,000                                              413,000
                ---------------  -----------------  --------------   --------------
TOTALS              26,391,000          $  41,000       $    2,000      26,434,000
                ===============  ==================  ==============   ==============

                    Research and
                    	Development      Employee Stock      Investment      	Combined
Expiring             Tax credit       	Ownership Plan     Tax Credit       Tax Credit
December 31,       Carzvforwards        Tax Credit       Carryforwards    Carryforwards
-------------      -------------      ---------------    -------------    -------------
1996                 $    3,000           $               $   179,000       $  182,000
1997                      5,000               28,000           76,000          109,000
1998                      8,000               13,000           99,000          120,000
1999                      4,000               16,000           74,000           94,000
2000                                          16,000                            16,000
2001                                          10,000                            10,000
                   -------------      ---------------     ------------    --------------
TOTALS               $   20,000           $   83,000      $   428,000       $  531,000
                   =============      ===============     ============    ===============







The utilization of these credits and carryforwards is subject to certain limitations imposed by the 1986 Tax Reform Act and is significantly re-stricted by Section 382 of the Internal Revenue Code due to ownership changes. The above amounts may be subject to separate return limitation rules.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1995


Deferred tax assets and liabilities total $9,259,000 and $375,000, respec-tively, at December 31, 1995 and $9,668,000 and $257,000, respectively, at December 31, 1994.

The current and noncurrent deferred tax assets and liabilities are comprised of the following:

                                       Current           	Non-Current
                                       -------            -----------

Deferred tax liability:

   Depreciation                                          $   (375,000)

Deferred tax assets:

   Loss Carryforwards                                       8,973,000
   Other Tax Credits                                          195,000
   Accruals                           $  73,000
   Allowance for Doubtful Accounts       18,000                  -
                                       ---------          -------------
                                         91,000             8,793,000
Less Valuation Allowance                (91,000)           (8,793,000)
                                       ---------          --------------
   Net Deferred Tax Assets                  -0-                   -0-
                                       =========          ==============


The valuation allowance decreased by approximately $528,000 from January 1, 1995 to December 31, 1995 primarily as a result of the expiration of net op-erating loss carryforwards.


The following reconciles the expected tax provision by applying statutory rates to 1995 pre-tax income:

     Expected tax provision               $  9,923
     Excess book depreciation               35,487
     Additional bad debt expense            (7,364)
     Additional warranty expense            (1,650)
     Gain on Sale of Assets                 12,754
     Nondeductible Interest Expense         64,667
     Nondeductible Vacation Expense          6,326
     Other Nondeductible Expenses            2,509
     Tax Benefit of NOL Carryforwards     (122,652)
                                         ----------

                                           $   -0-
                                         ==========

                                                          - 14 -
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


(8)  STOCKHOLDERS' EQUITY

As part of the 1994 restructuring described in Note (6), the holders of Series A Preferred Stock and 50,000 shares of Series B Preferred Stock voted to convert their shares. The terms of both Preferred Stock Series A and B state that if a majority of shareholders vote as a single class to convert their shares, then all shares shall be deemed converted. As a result, all of the Preferred Stock was converted to Common Stock. Addi-tionally, the accumulated Preferred Stock dividends and liquidation pref-erence were eliminated. The effects of the restructuring are reflected in the accompanying financial statements as of December 31, 1994.

The following tables summarize the activity of warrants and options:

During 1987 and 1988, the Company issued five-year Common Stock options in conjunction with its financing activities to various promissory note holders and other selected creditors. During 1989, the Company issued five and ten-year stock options in an additional financing and extension of debt.

                              COMMON STOCK OPTIONS

                                                   1995           1994
                                                   ----           ----
Shares under option beginning of year            150,000	        328,000
Expired                                             -           (178,000)
                                                 -------        ---------
Shares under option end of year                  150,000         150,000
                                                 ========       =========
Average exercise price of outstanding
  options                                          $.156           $.156

Exercisable at end of year                       150,000         150,000
                                                 ========       =========


In December 1991 the Board of Directors approved the issuance of Common Stock options to members of the Board of Directors. The options were to expire in five years and be issued at 110% of market value on the date of grant.

                                COMMON STOCK OPTIONS

                                                      1995       1994
                                                      ----       ----
Options at beginning of year                      1,000,000	   1,000,000
Issued                                              300,000       -
Restated                                              -           50,000
Expired                                            (300,000)     (50,000)
                                                  ----------   ----------
Shares under option end of year                   1,000,000    1,000,000
                                                  ==========   ==========
Average exercise price of
  outstanding options                               $   .14     $    .14
                                                  ----------   ----------
Exercisable at end of year                         1,000,000    1,000,000
                                                  ==========   ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1995

The Company has never paid a cash dividend. It is the current policy of the Board to retain earnings, if any, to provide funds for the Company's opera-tions. The payment of dividends is at the discretion of the Board, and dividends may be paid only out of current earnings and profits or retained earnings. The Company had an accumulated deficit of $18,487,000. No funds have been legally available for the payment of dividends since 1983.


(9)  EXPORT SALES:

The Company is represented worldwide in all oil and gas producing areas. Export sales totaled $2,074,000 in 1995 and $1,500,000 in 1994.

(10) COMMITMENTS AND CONTINGENCIES:

Leases
------

The Company has operating leases covering equipment and various warehouse and office locations. No contingent rentals are involved and management ex-pects that most of these will be renewed or replaced by other leases in the normal course of business.

Future minimum payments under operating leases at December 31, 1995 are ap-proximately $72,000 in 1996, $74,000 in 1997, $59,000 in 1998 and $23,000 in
1999. Total rent expense under operating leases was $69,000, and $67,000 in 1995 and 1994, respectively.


Legal Proceedings
-----------------

The Company is involved in lawsuits arising in the ordinary course of busi-ness. Management is unable to predict the ultimate outcome of these suits, but intends to contest them vigorously and believes that the disposition of all the suits individually and in the aggregate, after taking into account the available insurance coverages, should not have a material adverse affect on the Company's operations or financial condition.


Insurance
---------

The Company maintains public liability, product liability, property damage, workers' compensation insurance. The public and product liability policies cover losses which occur during the respective policy periods.

Insurance companies provide coverage over specified individual and group re-tention levels for employee health insurance costs. The Company self in-sures claims under those retention levels. The self funded claims arc ac-crued based on actuarial estimates of the Company's exposure for the plan year. These claims are paid as incurred.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

Letters of Credit
-----------------

Regal has restricted cash in interest bearing Certificates of Deposit which are pledged against outstanding letters of Credit that mature at various dates through 1998. At December 31, 1995, Regal had $28,000 in restricted cash of which $9,000 was included in Other Assets and $19,000 was classified as Restricted Cash. At December 31, 1994, Regal had $46,000 in restricted cash of which $31,000 was included in Other Assets and $15,000 was classi-fied as Restricted Cash. These Letters of Credit are required as perform-ance guarantees by certain foreign customers.

(11)  EMPLOYEE BENEFIT PLAN:

In October 1991, the Company adopted an Internal Revenue Code (Section 401K) Plan for all of its eligible employees. The plan has a 6 year vesting schedule and allows a discretionary employer match of contributions made by employees.

(12)  RELATED PARTY TRANSACTIONS:

As a part of the Company's restructuring, Harlequin converted $1,002,604 of debt into 20,052,082 shares of Common Stock in 1994. In addition, notes to-taling $1,366,000 were purchased by Harlequin pursuant to an offer to the noteholders to buy their notes.

During 1995, Harlequin advanced $100,000 to the Company. Notes to Harlequin accrue interest at rates ranging from 9% to 10%. Interest expense for the year was $131,000, Accrued interest at December 31, 1995 was $190,000 and is included in Other Accrued Expenses.

During 1995, directors fees of $9,500, $6,000 and $11,000 were paid to Messrs. Sharma, Furner and Ollquist. respectively and $60,000 payable to Mr. Richard Gray was accrued.

During 1994, Directors' Fees of $30,000, $30,000, $12,000 and $6,500 were paid to Messrs. Plunkett, Beinhocker, Ollquist and Sharma, respectively and $60,000 payable to Mr. Richard Gray was accrued.

Amounts due Richard Gray, or companies affiliated with Mr. Gray, at December 31, 1995 and 1994 were $92,000 and $34,000, respectively, and are included in Other Accrued Expenses.

During 1994, the following interest payments were made to related parties:
Whistling, Ltd; (a company wholly owned by the children of a Regal Direc-tor), $18,000, Bermuda Holding Company (a company wholly owned by the wife of a Regal Director), $29,000; The Plunkett Family (relatives of a Direc-
tor), $28,000; and Gary Sherman Investments, Inc. ("GSI") (a company wholly owned by a Director), $25,000. Interest expense payable to Harlequin was $75,000 of which $25,000 was paid and $50,000 was classified as Other Ac-crued Expenses at December 31, 1994.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31,1995



(13)  SUBSEQUENT EVENTS:

On January 31, 1996 Regal acquired all the issued and outstanding shares of Acewin Profits Limited, a British Virgin Islands corporation ("Acewin"), from China Strategic Holdings Limited, a Hong Kong company ("CSH"). Acewin's sole asset is a 55% joint venture interest in Wuxi CSI Vibration Isolator Co., Ltd. ("Wuxi"), a Sino-foreign joint venture. Regal paid $13.5 million for the shares of Acewin common stock. Such purchase price was paid by de-livery of a $13.5 million Convertible Note bearing interest at the rate of nine percent (9%) per annum (the "Convertible Note"').

The Convertible Note is payable interest only on an annual basis, with all principal being due and payable on January 31, 1999, The principal and any unpaid interest owing on the Convertible Note are convertible into shares of Regal Common Stock at a conversion price of $0.0302 per share. The princi-pal amount of the Convertible Note will be reduced if the audited financial statements of Wuxi for the year ended December 31, 1995 reflect all after-tax profit of less than $3.0 million. The adjustment is a formula designed to assure the purchase price paid by the Regal for the Wuxi interest does not exceed eight (8) times Wuxi's 1995 after-tax earnings. Assuming no ad-justment, the Convertible Note is convertible into 84.5% of Regal's current outstanding shares of Common Stock. The Convertible Note is secured by a Pledge Agreement granting CSH a security interest in the shares of Acewin capital stock.

Immediately following the acquisition of the shares of Acewin capital stock and as a condition thereto, Regal sold and transferred all the existing op-erating assets and real property of Regal to a newly formed corporation, Re-gal (New) International, Inc. ("New Regal") in exchange for $2.5 million and New Regal's assumption of all outstanding liabilities of Regal, other than tile Convertible Note, New Regal is a wholly-owned subsidiary of Harlequin Investment Holdings Limited ("Harlequin"). The $2.5 million portion of the purchase price was paid as follows: $800,000 in cash and the balance by de-livery to Regal of two promissory notes, one in the principal amount of $900,000 (tile "$900,000 Note") and the second in the principal amount of $800,000 (tile "$800,000 Note"). The $900,000 Note bears interest at 9% per annum and is payable in sixty (60) equal monthly installments of principal and interest. The $800,000 Note bears no interest and is due and payable in one installment on January 31, 2001. New Regal's obligations under the $900,000 Note and the $800,000 Note are secured by a pledge of all of the issued and outstanding shares of capital stock of New Regal.

In connection with the above-described transactions, Janak Desai, Nils Ollquist and Girish Sharma resigned as Directors of Regal, and Oei Hong Leong, the Chairman of CSH, Chung Cho Yee Mico, and Ma Wai Man were elected to fill the vacancies created by such resignations. See Note (1) Continuing Operations and Basis of Presentation.

                                   PART III

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COM-PLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Listed below are the names, ages and positions as of December 31, 1995 of the executive officers and directors of the Company. Effective February 19, 1996, all executive offices and directors, except Richard N. Guy and Nils Ollquist, resigned their positions.

Name                     Age   Position & Office
----                     ---   -----------------
Janak N. Desai (1)(c)     40    President, Chief Executive Officer & Director
Gary M. Kohlschmidt (1)   36    Chief Financial Officer
Girish K. Sharma (1)      47    Director
Richard N. Gray (a)(b)(c) 50    Chairman of Board of Directors
Nils Ollquist (1)(b)      39    Director
Martin Furner             43    Director
_________________________________

(a)  Member of Audit Committee
(b)  Member of Compensation Committee
(c)  Member of Executive Committee
(1)  Resigned on February 19, 1996

     Mr. Desai joined the Company's Board of Directors in February 1992, was appointed Executive Vice President in April 1992 and subsequently was elected as President and Chief Executive Officer in October 192. Mr. Desai was pre-viously the Vice President and Controller of Atlas Bradford Corporation, a Baroid company, from June 1990 to April 1992. Prior to Atlas Bradford, he served for ten years in various financial management capacities at other di-visions of Baroid Corporation, a Fortune 500 oilfield products and services company. Mr. Desai is a graduate of the University of South Florida and is a Certified Public Accountant.

     Mr. Kohlschmidt served as the Vice President of Finance for Composite Technology, Inc. where he was employed from 1985 to 1990. He was a senior accountant with the public accounting firm now known as Deloitte & Touche prior to his jointing Composite Technology. Mr. Kohlschmidt is a graduate of the University of Texas at Austin and is a Certified Public Accountant.

     Girish Sharma was elected to the Regal's Board of Directors in December 1990 and served as Chairman of the Board from February 1991 until October 1993. Mr. Sharma also served on the Company's Executive Committee until January 1994 at which time he resigned his position. Since 1986 Mr. Sharma has been engaged as an independent businessman in purchasing, refurbishing and reselling hotels and residential real estate through a number of con-trolled corporations. A graduate of the University of Texas at Austin, Mr. Sharma also has a M.B.A. from the University of Texas at San Antonio.

     Mr. Richard Gray, a Trustee of the GHL (Senior) Pension Fund that has as its wholly-owned subsidiary Harlequin Investment Holdings Limited, a British Virgin Islands company, was elected to the Board of Directors on September 24, 1993 and as Chairman of the Board of Directors on October 14, 1993 suc-ceeding Girish Sharma. Richard Gray is a practicing Chartered Accountant and Business Consultant with offices in Guernsey and London as well as associated offices around the world. For the last ten years Richard Gray is an officer of a number of investment companies, including Guernsey Holdings Limited. Prior to his association with Guernsey Holdings Limited, Mr. Gray was Group Finance Director of the Noble Denton Group where he played a key role in its development internationally. Noble Denton is one of the leading Marine Con-sultants in the world. Mr. Gray is a Fellow of the Institution of Chartered Accountants in England and Wales, a Fellow of the British Institute of Direc-tors and a graduate of the Advanced Management Program of the Harvard Busi-ness School.

     Mr. Nils Ollquist joined Regal's Board of Directors on January 26, 1994, and also serves on the Compensation Committee. Mr. Ollquist is the principal of Orient Financial Services, Ltd., a regional corporate finance boutique lo-cated in Hong Kong and established in June, 1993. From June 1990 to June 1993, he served with Bank of America as Director of Corporate Finance and as executive Director/Head of Mergers and Acquisitions, Asia. Mr. Ollquist held various management positions in corporate finance with Security Pacific Aus-tralia, Ltd. from March 1985 to April 1990. Prior to 1985, he served in various capacities with the Australian Treasury, Barclays Australia, Ltd. and Amsterdam Rotterdam Bank. Mr. Ollquist has a Bachelor of Economics and a Bachelor of Law degree from the Australian National University-Canberra.

     Mr. Martin Furner was elected to the Company's Board on February 1, 1995. Mr. Furner is the Chairman of the Board of Tapestry Holidays, a spe-cialist tour operator in the UK. Prior to joining Touche Ross Management Consultants in 1986, he held several positions including legal and fiscal co-ordinator (Europe and Africa) for Flopetrol, Inc., a division of the Schlum-berger Group. In 1989, Mr. Furner joined a newly restructured group, Noble Raredon, PLC. He initially worked in the London head office before moving to Bremen, Germany as Finance Director of the European Tour Operations Division. Mr. Furner holds a BA in physics from Oxford University, is a member of the Association of Certified Management Accountants and the Institute of Travel and Tourism, and holds a Wine & Spirits Education Trust Higher Certificate.

ITEM 6 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

     The following table shows, as of February 19, 1996, all shares of Common Stock, held beneficially, directly, or indirectly, by (i) each Director, (ii) each owner who is known by the Company to own beneficially more than 5% of either class of stock and (iii) all directors and officers as a group.

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                                 COMMON STOCK

                                             Number of Shares
                                             of Common Stock      Percentage
                                              Beneficially             of
              Name                               Owned                Class
              ----                          -----------------       ---------
Richard N. Gray (A)(1)                         44,952,082             54.19%
Harlequin Investment Holdings Limited (B)(1)   44,952,082             54.19%
GHL (Senior) Pension Fund (C)(1)               44,952,082             54.19%
Overseas Trust Company, Limited (D)(1)         44,952,082             54.19%
Guernsey Holdings Limited (E)(1)               44,952,082             54.19%
Janak N. Desai (F)                                150,000              (2)
Gary Sherman Investments, Inc. (G)              6,400,000              7.71%
Girish K. Sharma (H)                            6,650,000              8.02%
All Directors and Officers as a Group
   (8 persons)                                 51,752,082             62.38%

__________________________

(1) This interest was reduced to 15.22% on April 15, 1995.
(2) Owns less than 1% of Common Stock outstanding.


     Percentages are computed on a fully diluted basis, based on 81,806,198 Common shares issued and outstanding on February 19, 1996, and 1,150,000 Com-mon Stock options, totaling 82,956,198 shares of Common Stock after giving effect to all conversion rights.

(A) Address: Noble House, Queen's Road, St. Peter Port, Guernsey, Channel Islands. Common Stock shown includes shares which Mr. Gray may be deemed to own beneficially as to which Mr. Gray disclaims beneficial ownership including:

(1) 44,952,082 shares of Common Stock owned by Harlequin Investment Holdings Limited, a British Virgin Island company that is a wholly owned subsidiary of GHL (Senior) Pension Fund, of which Mr. Gray is a trustee.

(B) Address: Creque Building, Tortola, British Virgin Islands. Common Stock shown includes shares which Harlequin Investment Holdings Limited owns directly including:

(1)  44,952,082 shares of Common Stock.

(C) Address: Noble House, Queen's Road, St. Peter Port, Guernsey, Channel Islands. Common Stock shown includes shares which the GHL (Senior) Pen-sion Fund may be deemed to own beneficially including:

(1) 44,952,082 shares of Common Stock owned by Harlequin Investment Holdings Limited, a British Virgin Islands Company that is a wholly owned subsidiary of GHL (Senior) Pension Fund of which Mr. Gray is a trustee.

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(D)  Address:  Creque Building, Tortola, British Virgin Islands.  Common
Stock shown includes shares Overseas Trust Company Limited may be deemed to own beneficially as to which Overseas disclaims beneficially owner-ship, including:

(1) 44,952,082 shares of Common Stock owned by Harlequin Investment Holdings Limited, a British Virgin Island Company that is a wholly owned subsidiary of GHL (Senior) Pension Fund, of which Overseas
Trust Company Limited is a trustee.

(E) Address: Noble House, Queen's Road, St. Peter Port, Guernsey, Channel Islands. Common Stock shown includes shares which Guernsey Holdings Limited may be deemed to own beneficiary as to which Guernsey disclaims beneficiary ownership, including:

(1) 44,952,082 shares of Common Stock owned by Harlequin Investment Holdings Limited, a British Virgin Islands Company that is a wholly owned subsidiary of GHL (Senior) Pension Fund of which Overseas Trust Company Limited, a wholly owned subsidiary of Guernsey Hold-ings Limited, is a trustee.

(F) Address: Highway 31 East, Corsicana, Texas 75151. Represents options granted to Mr. Desai to purchase 150,000 shares of Common Stock.

(G) Address: 315 Wheeler Executive Center, Augusta, Georgia 30909. Common Stock total shown includes the following shares owned directly by Gary Sherman Investments, Inc.:

(1) 6,400,000 shares of Common Stock owned directly by Gary Sherman In-vestments, Inc.

(H) Address: 315 Wheeler Executive Center, Augusta, Georgia 30909. Common Stock total shown includes the following shares which Mr. Sharma owns directly or may be deemed to own beneficially, including:

(1)  options to purchase 250,000 shares of Common Stock;

(2) 6,400,000 shares of Common Stock owned directly by Gary Sherman In-vestments, Inc., a corporation wholly owned by Mr. Sharma.

ITEM 7 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

  See Part II, Item 7(13) Related Party Transactions